Exhibit 99.2

A DETAILED DESCRIPTION OF THE TRANSACTIONS DESCRIBED IN THIS LETTER OF TRANSMITTAL IS CONTAINED IN THE MANAGEMENT INFORMATION CIRCULAR DATED SEPTEMBER 3, 2020 (“CIRCULAR”) OF AURYN RESOURCES INC. (“AURYN”). THIS CIRCULAR IS AVAILABLE FOR DOWNLOAD FROM AURYN”S PROFILE AT WWW.SEDAR.COM. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN HAVE THE MEANINGS ASCRIBED TO THEM IN THE CIRCULAR. FURY GOLD MINES LIMITED (formerly Auryn Resources Inc.) LETTER OF TRANSMITTAL FOR REGISTERED HOLDERS (“AURYN REGISTERED SHAREHOLDERS”) OF COMMON SHARES OF AURYN RESOURCES INC. (“AURYN SHARES”). Before completing this Letter of Transmittal, please carefully read the instructions set out below and the Circular. Computershare Investor Services Inc., as depositary, or your broker or other financial advisor will be able to assist you in completing this Letter of Transmittal. TO FURY GOLD MINES LIMITED (“Fury Gold”) AND TO: COMPUTERSHARE INVESTOR SERVICES INC. (“Computershare”) This letter of transmittal (the “Letter of Transmittal”) is intended for use in implementing the exchange of shares of Auryn for the three types of share to which the Auryn Registered Shareholder is entitled under the Reorganization Arrangement described in the Circular. Each Auryn Share entitles the holder upon surrender of the certificate(s) representing such Auryn Share(s) to receive: A. 0.7 common share of Fury Gold Mines Limited (approximately, the exact number to be determined as per the Circular); B. 1.0 common share SpinCo Curibaya (to be renamed “Tier One Metals Inc.”); and C. 1.0 common share of SpinCo Sombrero (to be renamed “Sombrero Resources Inc.”). The above three share entitlements are collectively the “Reorganization Shares”. This Letter of Transmittal should be delivered with the referenced Auryn Share certificates to Computershare at the address indicated on the last page hereof. This Letter of Transmittal is only to be used by (directly) registered shareholders. This Letter of Transmittal, properly completed and duly executed, or a manually-executed facsimile hereof, together with all other required documents, including any Auryn Share certificate(s) must be submitted to Computershare in accordance with the instructions contained herein in order for an Auryn Registered Shareholder to receive the Reorganization Shares to which such Auryn Registered Shareholder is entitled under the Reorganization Arrangement. The Reorganization Arrangement is being completed pursuant to a “plan of arrangement” under the provisions of Business Corporations Act (British Columbia). If the Reorganization Arrangement is completed, certificates formerly representing Auryn Shares will represent entitlement to the Reorganization Shares prior to the exchange of such certificates in accordance with a duly completed Letter of Transmittal. No fractional Reorganization Shares shall be issued in connection with the Reorganization Arrangement. With respect to fractional Fury Gold Shares that would otherwise be issuable to an Auryn Registered Shareholder, the entitlement of such shareholder (calculated by account) will be rounded down to the nearest whole number of Fury Gold Shares. No compensation will be issued to Auryn Registered Shareholders as a result of rounding down, and no cash shall be paid for fractional shares. Any Auryn Registered Shareholders of 2 or fewer Auryn Shares prior to the date of the Reorganization Arrangement will not receive any Reorganization Shares.

All Auryn Registered Shareholders must complete Box D. Each U.S. Person (as defined below) should complete and submit IRS Form W-9. See Instruction 7. Each Auryn Registered Shareholder who provides an address in accordance with Box A or Box B that is located within the United States or any territory or possession thereof and is not a U.S. Person should complete and submit the appropriate IRS Form W-8. See Instruction 7. If you require a Form W-8, please contact Computershare. Please complete each of the steps set out below in order. STEP 1: DESCRIPTION OF THE AURYN SHARES BEING DEPOSITED The undersigned hereby represents and warrants that the undersigned is the registered and legal owner of the number of Auryn Shares represented by the share certificate(s) described below and delivered herewith and the undersigned has good title to the Auryn Shares represented by the said certificate(s), free and clear of all liens, charges and encumbrances, and has full power and authority to herewith to execute and deliver this Letter of Transmittal and to deposit, sell and assign such Auryn Shares to Auryn (or Fury Gold, as applicable) which have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Auryn Shares to any other person. DESCRIPTION OF AURYN SHARES DEPOSITED Certificate Number(s) or DRS Reference Number (where Auryn Shares are not held in certificated form)* Name in which Auryn Shares are Registered Number of Auryn Shares Deposited TOTAL: * A certificate does not need to be provided with respect to Auryn Shares that are evidenced by a DRS Statement. In such case, a Client Reference Number should be provided. If the undersigned Auryn Registered Shareholder holds certificates, the undersigned Auryn Registered Shareholder delivers to Computershare the enclosed certificate(s) representing Auryn Shares to be exchanged for Reorganization Shares pursuant to and in accordance with the Reorganization Arrangement as described in the Circular. (If space provided above is not sufficient, please attach a list in the above form.) Check here if some or all of your certificates have been lost, stolen or destroyed. Please review Instruction 8 for the procedure to replace lost, stolen or destroyed certificates or alternatively refer to BOX D below for additional instructions. STEP 2: SPECIAL DELIVERY INSTRUCTIONS BOX A SPECIAL ISSUANCE INSTRUCTIONS (See Instruction 2) This box is to be completed only if the Reorganization Shares issuable in exchange for the Auryn Shares are NOT to be issued in the name of the undersigned directly registered shareholder in Step 3 of this Letter of Transmittal. Issue in the name of: (please print) Address:(include postal or zip code) Social Insurance Number: BOX B SPECIAL DELIVERY INSTRUCTIONS (See Instruction 2) This box is to be completed only if the DRS Statement for the Reorganization Shares issuable in exchange for the Auryn Shares is to be sent to a name or an address other than the name and address of the undersigned specified below the signature of the undersigned in Step 3 of this Letter of Transmittal. Send to: Address: (please print) (include postal or zip code)

BOX C HOLD FOR PICK-UP (See Instruction 2) *Check here if the DRS Statement for the Post-Reorganization Shares issuable in exchange for the Auryn Shares is to be held for pick-up at a Computershare office (check location) TORONTO    MONTREAL    VANCOUVER    CALGARY SEE INSTRUCTION SECTION 9 FOR OFFICE ADDRESSES BOX D U.S. STATUS All Auryn Registered Shareholders must place an “X” in the applicable box below. See instruction 7. The Auryn Registered Shareholder is not a U.S. Shareholder, a person in the United States or a                person acting for the account or benefit of a U.S. Person or a person in the United States. The Auryn Registered Shareholder is a U.S. Shareholder, a person in the United States, or a person acting                for the account or benefit of a U.S. Person or a person in the United States.    A “U.S. Shareholder” is any Auryn Registered Shareholder that is either (a) providing an address in accordance with Box A or in Box B that is located within the United States or any territory or possession thereof, or (b) a U.S. Person as described in Instruction 7. If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid possible U.S. backup withholding you must complete the Form W-9 in Box E included below or otherwise provide certification that you are exempt from backup withholding, or provide the appropriate IRS Form W-8. If you require a copy of Form W-8, please contact the Depositary. BOX E CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART I OF THE ATTACHED IRS FORM W-9. (see Box F next page) I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future (as described in the instructions to IRS Form W-9). I understand that if I do not provide a TIN by the time of payment, 24% of the payment or distribution made to me may be withheld and such withheld amounts will be treated as having been paid to the persons with respect to whom such amounts were withheld. Signature of U.S. Shareholder:                Date:

BOX F – IRS Form W-9 Form W-9 (Rev. October 2018) Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification Go to www.irs.gov/FormW9 for instructions and the latest information. Give Form to the requester. Do not send to the IRS. Print or type. See Specific Instructions on page 3.1 1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank. 2 Business name/disregarded entity name, If different from above 3 Check appropriate box for· federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes. Individual/sole proprietor or single-member LLC C Corporation S Corporation Partnership Trust/estate Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=Partnership) Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is another LLC that is not disregarded from the owner for U.S. federal tax purposes. Otherwise, a single-member LLC that is disregarded from the owner should check the appropriate box for the tax classification of its owner. Other (see instructions) 4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3: Exempt payee code (if any) Exemption Exempt from FATCA reporting code (if any) (Applies to accounts maintained outside the U.S.) 5 Address (number, street, and apt. or suite no.) See instructions. Requester’s name and address (optional) 6 City, state, and ZIP code 7 List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later. Note: If the account is in more than one name, see the instructions for line 1. Also see What Name and Number To Give the Requester for guidelines on whose number to enter. Social security number Or Employer identification number Part II Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later. Sign Here Signature of U.S. person Date General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. For the latest information about developments related to Form W-9 and its instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9. Purpose of Form An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following. Form 1099-INT (interest earned or paid) Form 1099-DIV (dividends, including those from stocks or mutual funds) Form 1099-MISC (various types of income, prizes, awards, or gross proceeds) Form 1099-B (stock or mutual fund sales and certain other transactions by brokers) Form 1099-S (proceeds from real estate transactions) Form 1099-K (merchant card and third party network transactions) Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition) Form 1099-C (canceled debt) Form 1099-A (acquisition or abandonment of secured property) Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN. If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding. See What is backup withholding, later. Cat. No. 10231X Form W-9 (Rev. 10-2018)

BOX G LOST AURYN SHARE CERTIFICATES If your lost certificate(s) forms part of an estate or trust, or are valued at more than CAD $200,000.00, please contact Computershare for additional instructions. Any person who, knowingly and with intent to defraud any insurance company or other person, files a statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime. Premium Calculation:    (# of Auryn Shares) X CAD $0.0849 = Premium Payable $    NOTE: Payment is NOT required if the premium is less than $5.00. The option to replace your certificate/s by completing this Box G will expire on January 31, 2021. After this date, Shareholders must contact Computershare for alternative replacement options. *I enclose my certified cheque, bank draft or money order payable to Computershare Investor Services Inc. STATEMENT OF LOST CERTIFICATES: The undersigned (solitarily, jointly and severally, if more than one) represents and agrees to the following: (1) the undersigned is (and, if applicable, the registered owner of the original Auryn share certificate(s) (“Original(s)”), at the time of their death, was) the lawful and unconditional owner of the Original(s) and is entitled to the full and exclusive possession thereof; (2) the missing certificate(s) representing the Original(s) have been lost, stolen or destroyed, and have not been endorsed, cashed, negotiated, transferred, assigned, pledged, hypothecated, encumbered in any way, or otherwise disposed of; (3) a diligent search for the certificate(s) has been made and they have not been found; and (4) the undersigned makes this statement for the purpose of transferring or exchanging the Original(s) (including, if applicable, without probate or letters of administration or certification of estate trustee(s) or similar documentation having been granted by any court), and hereby agrees to surrender the certificate(s) representing the Original(s) for cancellation should the undersigned, at any time, find the certificate(s). The undersigned hereby agrees, for myself and my heirs, assigns and personal representatives, in consideration of the transfer or exchange of the Original(s), to completely indemnify, protect and hold harmless Fury Gold, Computershare and Aviva Insurance Company of Canada, each of their lawful successors and assigns, and any other party to the transaction (the “Obligees”), from and against all losses, costs and damages, including court costs and attorneys’ fees that they may be subject to or liable for in respect of the cancellation and/or replacement of the Original(s) and/or the certificate(s) representing the Original(s) and/ or the transfer or exchange of the Originals represented thereby, upon the transfer, exchange or issue of the Originals and/or a cheque for any cash payment. The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligations on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a fee of $0.0849 per lost Common Share is payable by the undersigned. Surety protection for the Obligees is provided under a Blanket Lost Original Instruments/Waiver of Probate or Administration Bond issued by Aviva Insurance Company of Canada. STEP 3: COMPLETE AND SIGN AS INDICATED The undersigned authorizes and directs Computershare to issue a DRS Statement representing the Reorganization Shares to which the undersigned is entitled on completion of the Reorganization Arrangement in the name(s) indicated below (or in Step 2 above, as applicable) and to send the DRS Statement to the address provided below (or if no such address is provided, to the latest address of record on Fury Gold’s register) (or in Step 2 above, as applicable). Name (please print) Address City    Province Postal Code Telephone (Office) (    ) (Home) (    ) Social Insurance Number (Individuals) Tax Identification Number (corporations) Date: Signature of Shareholder Signature guaranteed by (if required under Instructions 3 and 4, below): Authorized Signature of Guarantor Name of Guarantor (please print) Address of Guarantor

INSTRUCTIONS 1. Use of Letter of Transmittal (a) This Letter of Transmittal (or a manually executed copy hereof), properly completed and duly executed as required by the instructions set forth below, together with any accompanying certificate(s) representing their Auryn Shares and all other documents required by the terms of the Share Reorganization, must be received by Computershare at either of its offices specified on the back page of this Letter of Transmittal. This Letter of Transmittal is only to be used by Auryn Registered Shareholders. (b) The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing Auryn Shares and all other required documents is at the option and risk of the person depositing the same and delivery will be deemed effective only when such documents are actually received by Computershare. It is recommended that the necessary documentation be hand delivered to Computershare, at either of its offices specified on the back page of this Letter of Transmittal, and a receipt obtained. However, if such documents are mailed, it is recommended that registered mail be used and that proper insurance be obtained. 2. Special Issuance and Delivery Instructions The boxes entitled “Box A—Special Issuance Instructions”, “Box B—Special Delivery Instructions” and/or “Box C—Hold for Pickup” in Step 2 should be completed if the DRS Statement(s) representing the Reorganization Shares to be issued pursuant to the Share Reorganization is to be: (a) issued in the name of a person other than the person signing the Letter of Transmittal; (b) sent to someone other than the person signing the Letter of Transmittal; (c) sent to the person signing the Letter of Transmittal at an address other than that appearing below that person’s signature; and/or (d) held for pick-up at the office of Computershare. See also Instruction 4 “Guarantee of Signatures” below. 3. Signatures This Letter of Transmittal must be properly completed and duly signed by the registered holder of the Auryn Shares, or by such holder’s duly authorized representative (in accordance with Instruction 5 “Fiduciaries, Representatives and Authorizations” below). (a) If this Letter of Transmittal is signed by the registered owner(s) of the Auryn Shares, such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s), if any, without any change whatsoever, and the certificate(s), if any, need not be endorsed. If such transmitted Auryn Shares are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal. (b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Auryn Shares or if the certificates representing Reorganization Shares issued in exchange therefor are to be issued to a person other than the registered holder of the Auryn Shares: (i) such deposited Auryn Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 “Guarantee of Signatures” below. 4. Guarantee of Signatures If (i) this Letter of Transmittal is executed by a person other than the registered owner(s) of the Auryn Shares, (ii) if the Reorganization Arrangement is not completed and the Auryn Shares are to be returned to a person other than such registered owner or sent to an address other than the address of such registered owner as shown on the register of Auryn, or (iii) if the Reorganization Shares are to be issued or delivered in the name of a person other than the Auryn Registered Shareholder(s), as shown on the register of shareholders maintained by Computershare, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to Computershare (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a major Canadian Schedule 1 chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States. 5. Fiduciaries, Representatives and Authorizations Where this Letter of Transmittal or any certificate or share transfer or power of attorney is executed by a person as an executor, administrator, trustee, guardian, attorney-in-fact, or agent or on behalf of a corporation, partnership or association or is executed by any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Computershare, at its discretion, may require additional evidence of authority or additional documentation. 6. Miscellaneous (a) If the space on this Letter of Transmittal is insufficient to list all certificates for Auryn Shares additional certificate numbers and the number of Auryn Shares represented thereby may be included on a separate signed list affixed to this Letter of Transmittal. (b) If Auryn Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration. (c) No alternative, conditional or contingent deposits of Auryn Shares will be accepted. All depositing Auryn Registered Shareholders by execution of this Letter of Transmittal (or a copy thereof) waive any right to receive any notice by Computershare. (d) Fury Gold reserves the right, if it so elects, in its absolute discretion, to instruct Computershare to waive any defect or irregularity contained in any Letter of Transmittal received by it. (e) The holder of the Auryn Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia. (f) Additional copies of the Letter of Transmittal may be obtained on request and without charge from Computershare at either of its offices at the addresses listed on the last page of this Letter of Transmittal. 7. Tax Instructions for U.S. Shareholders For purposes of this Letter of Transmittal, a “U.S. Person” is a beneficial owner of Auryn Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S. (including a U.S. resident alien), (b) a corporation, partnership, other entity classified as a corporation or partnership for U.S. federal income tax purposes, or association that is created or organized in or under the laws of the United States, or any political subdivision thereof or therein, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust. In order to avoid backup withholding on any payment or distribution, including the distribution of Spinco Curibaya Shares and Spinco Sombrero Shares, made with respect to the Auryn Shares pursuant to the Reorganization Arrangement, you are required, if you are a U.S. Person or are acting on behalf of a U.S. Person, to provide your correct U.S. taxpayer identification number (“TIN”) (or the TIN of the person on whose behalf you are acting) on Box E - IRS Form W-9 and certify, under penalties of perjury, (1) that such TIN is correct (or that the holder is awaiting a TIN), (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the U.S. Internal Revenue Service (“IRS”) that such holder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that such holder is no longer subject to backup withholding; and (3) that the holder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien). If the correct TIN is not provided or if any other information is not correctly provided, such holder may be subject to penalties imposed by the IRS and payments and distributions, including the distribution of Spinco Curibaya Shares and Spinco Sombrero Shares, made with respect to the Auryn Shares may be subject to backup withholding of 24%. The U.S. Person may be required to furnish the TIN of the registered owner of the Auryn Shares. The instructions on page 4 of the Form W-9 explain the proper certification to use if the Auryn Shares are registered in more than one name or are not registered in the name of the actual owner.

The TIN is generally the U.S. Social Security number or the U.S. federal identification number of the U.S. Person. The U.S. Person may specify on IRS Form W-9 that such U.S. Person has “Applied For” a TIN such U.S. Person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. In such event, the U.S. Person must also complete Box E—Certificate of Awaiting Taxpayer Identification Number in order to avoid backup withholding. If a U.S. Person completes the Certificate of Awaiting Taxpayer Identification Number, the Depositary may withhold 24% of the gross proceeds of any payment or distribution, including the distribution of Spinco Curibaya Shares and Spinco Sombrero Shares, made to such U.S. Person prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days of the day the Depositary receives such IRS Form W-9, such amounts will be paid over to the IRS. Certain U.S. Persons (including, among others, certain corporations, certain “not-for-profit” organizations, and certain non-U.S. persons) are exempt from backup withholding and reporting requirements. Such exempt holders should indicate their exempt status by entering in the correct “Exempt payee code” on line 4 in IRS Form W-9. See the instructions beginning on page 2 of the IRS Form W-9 for additional instructions. Each registered Shareholder is urged to consult his or her own tax advisor to determine whether, in connection with the Reorganization Arrangement, such holder is exempt from backup withholding and information reporting.    If you are not a U.S. Person, you may be subject to backup withholding on payments received pursuant to the Reorganization Arrangement if you furnished in accordance with Box A or in Box B an address which is located within the United States or any territory or possession thereof, unless you furnish the appropriate, properly completed and executed IRS Form W-8. If you require an IRS Form W-8, please contact the Depositary. Auryn reserves the right in its sole discretion to take whatever steps are necessary to comply with its obligations regarding backup withholding. Taxes withheld pursuant to the Arrangement will be treated for all purposes as having been paid to the persons with respect to whom such amounts were withheld. Failure to provide the required information on the IRS Form W-9 or to provide an IRS Form W-8, as applicable, may subject the registered Shareholder to penalties imposed by the IRS and backup withholding of all or a portion of any payment received pursuant to the Reorganization Arrangement. Serious penalties may be imposed for providing false information which, if willfully done, may result in fines and/or imprisonment. A HOLDER WHO FAILS TO PROPERLY COMPLETE THE IRS FORM W-9 SET OUT IN BOX E OF THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING AT THE APPLICABLE STATUTORY RATE (CURRENTLY 24%) WITH RESPECT TO ALL OR A PORTION OF PAYMENTS OR DISTRIBUTIONS MADE TO SUCH HOLDER PURSUANT TO THE REORGANIZATION ARRANGEMENT AND MAY BE SUBJECT TO PENALTIES 8. Lost, Stolen and Destroyed Certificates If a share certificate representing Auryn Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with an affidavit describing the loss or destruction, to Computershare. Computershare will respond with the replacement requirements, which must be completed and returned to Computershare prior to the exchange of Auryn Shares for Reorganization Shares. Alternatively, Auryn Registered Shareholders who have lost, stolen, or destroyed their certificate(s) may participate in Computershare’s blanket bond program with Aviva Insurance Company of Canada by completing BOX G above, and submitting the applicable certified cheque or money order made payable to Computershare Investor Services Inc. 9. Questions and Assistance If you have any questions or require assistance in completing this Letter of Transmittal, please contact Computershare at the telephone numbers or addresses indicated on the last page of this Letter of Transmittal. 10. Payment Entitlement Pickup Locations Entitlements to the Reorganization Shares may be picked up at applicable Computershare office locations with Counter services. Pick-up instructions must be selected in Box A. Below are the applicable Computershare office locations: Montreal Toronto Calgary Vancouver 1500 Boulevard Robert-Bourassa, 7th Floor Montréal, QC H3A 3S8 100 University Ave 8th Floor, North Tower Toronto ON M5J 2Y1 Home Oil Tower 800, 324 -8th Avenue SW Calgary AB T3P 2Z2 510 Burrard Street, 3rd Floor, Vancouver, BC V6C 3A8

COMPUTERSHARE INVESTOR SERVICES INC. by Mail: P O Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attention: Corporation Actions By Registered Mail, Hand or Courier: 8th Floor, 100 University Avenue Toronto, Ontario M5J 2YI Attention: Corporation Actions Inquiries Toll Free: 1-800-564-6253 (Canada and U.S.) Telephone: 1-514-982-7555 (Outside North America) Any questions and requests for assistance may be directed by Fury Gold shareholders to Computershare at their telephone number and email address set out above. Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Some of your information may be transferred to servicers in the United States for data processing and/or storage. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, www.computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.